UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MAXWELL TECHNOLOGIES, INC.

(Names of Subject Company)

CAMBRIA ACQUISITION CORP.

(Offeror)

TESLA, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

577767106

(CUSIP Number of Class of Securities)

Elon Musk

Chief Executive Officer

Tesla, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

(650) 681-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark B. Baudler Michael S. Ringler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Jonathan A. Chang M. Yun Huh Rakhi I. Patel Tesla, Inc. 3500 Deer Creek Road Palo Alto, California 94304 (650) 681-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$235,674,520.50	$28,563.76***

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $4.70, the average of the high and low sales prices per share of Maxwell Technologies, Inc. common stock on February 12, 2019, as reported by the Nasdaq Global Market, and (ii) 50,143,515 (which represents the estimated maximum number of shares of Maxwell Technologies, Inc. common stock that may be exchanged in the offer and the subsequent merger described herein for the offer consideration, including (x) shares underlying Maxwell Technologies, Inc. equity awards outstanding as of February 11, 2019, and (y) shares underlying Maxwell Technologies, Inc. equity awards that are expected to be granted between February 11, 2019 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001212 multiplied by the proposed maximum offering price.
***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,563.76	Filing Party: Tesla, Inc.
Form or Registration No.: Form S-4 333-229749	Date Filed: February 20, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2019, as amended by Amendment No. 1 to the Tender Offer Statement filed with the SEC on March 15, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Tesla, Inc., a Delaware corporation (“Tesla”), and Cambria Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Tesla (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock of Maxwell Technologies, Inc., a Delaware corporation (“Maxwell”), par value $0.10 per share (“Maxwell common stock” and such shares of Maxwell common stock, “Maxwell shares”), validly tendered and not validly withdrawn in the offer, for a fraction of a share of Tesla common stock, par value $0.001 per share (which we refer to as “Tesla common stock” and such shares of Tesla common stock, “Tesla shares”) equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days immediately preceding the second trading day prior to the date of the expiration of the offer, subject to the minimum, together with cash in lieu of any fractional shares of Tesla common stock, without interest and less any applicable withholding taxes. In the event that the Tesla common stock price is equal to or less than $245.90, the minimum will apply and each share of Maxwell common stock validly tendered and not validly withdrawn in the offer will be exchanged for 0.0193 of a share of Tesla common stock. The foregoing consideration, the “Offer Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated February 20, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”.

Tesla has filed with the SEC a Registration Statement on Form S-4 dated February 20, 2019, relating to the offer and sale of shares of Tesla common stock to be issued to holders of shares of Maxwell common stock validly tendered and not validly withdrawn in the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Tesla or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Merger, dated as of February 3, 2019, by and among Tesla, the Offeror and Maxwell, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

On March 28, 2019, Tesla announced that it has extended the expiration of its previously announced offer to acquire each outstanding share of common stock of Maxwell Technologies, Inc. to 11:59 p.m., Eastern time, at the end of April 10, 2019, unless extended further or terminated in accordance with the merger agreement.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4) hereto.

All of the information in the Prospectus/Offer to Exchange and the Letter of Transmittal, and any supplement or other amendment thereto related to the offer hereafter filed with the SEC by Tesla or the Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by the restatement of the Prospectus/Offer to Exchange and the addition of Exhibit (a)(5)(L) as set forth below:

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to Tesla, Inc.’s Registration Statement on Form S-4 filed with the SEC on March 28, 2019)

(a)(5)(L)	Press release issued by Tesla, Inc., dated March 28, 2019, relating to the extension of the offer (incorporated by reference to Tesla, Inc.’s filing pursuant to Rule 425 on March 28, 2019)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2019

CAMBRIA ACQUISITION CORP.

By:	/s/ Brian Scelfo
Name:	Brian Scelfo
Title:	President

TESLA, INC.

By:	/s/ Zachary Kirkhorn
Name:	Zachary Kirkhorn
Title:	Chief Financial Officer